                                   FORM 11-K

(Mark One)               [X] ANNUAL REPORT PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                       OR

                      [ ] TRANSITION REPORT PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

Commission file number - 000-22007

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Southwest Bank of Texas 401(k) Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Southwest Bancorporation of Texas, Inc.
               4400 Post Oak Parkway
               Houston, Texas 77027

                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                         INDEX TO FINANCIAL STATEMENTS

                             ----------------------

                                                                        PAGE(S)
                                                                        -------
Report of Independent Accountants                                          1

Financial Statements:

   Statement of Net Assets Available for
      Benefits as of December 31, 1997 and 1996                            2

   Statement of Changes in Net Assets Available
      for Benefits for the years ended December 31,
      1997, 1996 and 1995                                                  3

   Notes to Financial Statements                                          4-16

Supplementary Information:

   Item 27a - Schedule of Assets Held for Investment
      Purposes as of December 31, 1997                                    17

   Item 27d - Schedule of Reportable Transactions
      for the year ended December 31, 1997                                18

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrative Committee
Southwest Bank of Texas 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Southwest Bank of Texas 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the three years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwest Bank of Texas 401(k) Savings Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all materials respects, in relation to the basic financial statements taken as a whole.

                                       HAM, LANGSTON & BREZINA, L.L.P.


Houston, Texas
June 24, 1998

                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1997 AND 1996

                               ------------------

                                                     1997           1996
                                                  ----------     ----------
Cash                                              $   75,697     $   52,732
Investments:
  Money market funds                                  22,073         37,069
  Common stock                                     2,646,996      1,000,526
  Shares of registered investment companies,
    reported at fair value - American
    Industries:
    American Industries Trust Short Term
      Income Fund                                    165,921        197,505
    Fidelity Spartan US Equity Index Fund             78,981           -
    Fidelity Puritan Fund                            671,007        485,684
    Dreyfus Short-Intermediate Government
      Bond Fund                                      212,449        168,709
    PBHG Growth Fund                                 673,731        718,731
    Fidelity Growth and Income Fund                  903,064        529,476
    Warburg Pincus International Equity Fund         322,068        334,739
                                                  ----------     ----------

      Total investments                            5,696,290      3,472,439

Interest and dividends receivable                      1,245          1,335

Loans to participants                                309,408        259,246
                                                  ----------     ----------

        Net assets                                 6,082,640      3,785,752

Contribution deposit - Pinemont Bank Employee
  Savings Plan                                        31,184           -

Accounts payable - purchase of securities             19,122         44,548
                                                  ----------     ----------
          Net assets available for benefits       $6,032,334     $3,741,204
                                                  ----------     ----------
                                                  ----------     ----------

                     The accompanying notes are an integral
                      part of these financial statements.

                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                             --------------------

                                           1997        1996         1995
                                        ----------  ----------   ----------
Additions to net assets
attributable to:
  Investment income:
    Interest and/or dividends           $   25,648  $   18,292   $   55,791
    Net appreciation in fair
      value of investments               1,552,289     471,711      350,048
                                        ----------  ----------   ----------

          Total investment
            income                       1,577,937     490,003      405,839
                                        ----------  ----------   ----------

  Contributions:
    Employer                               212,818     175,601      156,466
    Employee                               716,187     706,305      394,106
                                        ----------  ----------   ----------

          Total contributions              929,005     881,906      550,572
                                        ----------  ----------   ----------

            Total additions              2,506,942   1,371,909      956,411
                                        ----------  ----------   ----------

Deductions from net assets
attributable to:
  Benefits to participants                 215,579      67,074       95,424
  Administrative expenses                      233         380           67
                                        ----------  ----------   ----------

            Total deductions               215,812      67,454       95,491
                                        ----------  ----------   ----------

Increase in net assets available
  for benefits                           2,291,130   1,304,455      860,290

Net assets available for benefits
  at beginning of year                   3,741,204   2,436,749    1,575,829
                                        ----------  ----------   ----------

Net assets available for benefits
  at end of year                        $6,032,334  $3,741,204   $2,436,749
                                        ----------  ----------   ----------
                                        ----------  ----------   ----------

                     The accompanying notes are an integral
                      part of these financial statements.

                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                             --------------------

1.   DESCRIPTION OF PLAN:

     The following description of the Southwest Bank of Texas (the "Company") 401(k) Savings Plan (the "Plan") (formerly Southwest Bank of Texas National Association Savings Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

     GENERAL

     The Plan, adopted by the Company's board of directors and effective December 30, 1985 is a defined contribution plan covering all employees who have attained the age of eighteen years (18) and have completed one full year of service as defined in the Plan. Effective January 1, 1994, the Plan was effectively amended and restated to conform to a prototype plan offered by American Industries Trust Company (the "Custodian"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS

     Each year participants may elect to defer from 1% to 15% of pretax annual compensation to the Plan, subject to the limitations specified in the Internal Revenue Code. The Company is required to make matching contributions equal to 50% of the participant's eligible deferred contributions not to exceed 6% of the participant's annual compensation for the Plan Year. The Plan also allows the Company to make discretionary contributions as determined by the board of directors.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, earnings on the investments selected by the participant and Company matching and discretionary contributions. Company contributions and earnings on investments are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. Forfeitures can be used to pay expenses under the Plan. Forfeitures not used to pay expenses are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. The Company pays substantially all expenses of plan administration.

                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                             --------------------

1.   DESCRIPTION OF PLAN, CONTINUED:

     VESTING

     Participants are immediately vested in their contributions and earnings thereon. Participants become vested in Company contributions according to the following schedule:

               Years of Service                Vesting
               ----------------                -------
               Less than 1                        0%
                 2                               20%
                 3                               40%
                 4                               60%
                 5                               80%
               6 or more                        100%

     PARTICIPANT LOANS

     The Custodian may make loans to participants from the Plan, subject to the provisions of the trust instrument.

     PAYMENT OF BENEFITS

     The account of a withdrawing participant is equal to the current market value of his or her vested balance in the account. The normal retirement age under the Plan is 65 but early retirement is allowed at or after age
     55. Hardship withdrawals are allowed under the Plan before age 55 but such withdrawals may have income tax consequences to the participant. Benefits are generally paid by lump-sum distribution.

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct all of his or her contributions into any of eight investment options offered by the Custodian as follows:

                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                             --------------------

1.   DESCRIPTION OF PLAN, CONTINUED:

          AMERICAN INDUSTRIES TRUST SHORT TERM INCOME FUND

          Funds are invested in shares of a registered investment company that invests in short-term obligations (money market accounts, certificates of deposit, or commercial paper) and U.S. governmental obligations (treasury bills or agency notes).

          FIDELITY SPARTAN U.S. EQUITY INDEX FUND

          Funds are invested in shares of a registered investment company that invests in selected common stock of the five hundred companies that make up the Standard & Poor's 500 Index ("S&P 500") and in other securities that are based on the S&P 500.

          SOUTHWEST BANCORPORATION OF TEXAS, INC. STOCK FUND

          Funds are invested in common stock of Southwest Bancorporation of Texas, Inc. and Subsidiary.

          FIDELITY PURITAN FUND

          Funds are invested in shares of a registered investment company that invests in equity securities, bonds and money market instruments.

          DREYFUS SHORT-INTERMEDIATE GOVERNMENT BOND FUND

          Funds are invested in shares of a registered investment company that invests in government bonds with intermediate term maturities.

          PBHG GROWTH FUND

          Funds are invested in shares of a registered investment company that invests in equity securities of companies which management believes have the potential for strong earnings growth and capital appreciation.

          FIDELITY GROWTH AND INCOME FUND

          Funds are invested in shares of a registered investment company that invests in equity securities that seek long-term growth of capital and income.

                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                             --------------------

1.   DESCRIPTION OF PLAN, CONTINUED:

     WARBURG PINCUS INTERNATIONAL EQUITY FUND

     Funds are invested in shares of a registered investment company that invests in selected common stock of foreign corporations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     INVESTMENT VALUATION

     Funds deposited in short-term income accounts are valued at contract value as reported to the Plan by the Custodian. Investments in various pooled separate accounts offered by the Custodian are valued at estimated fair value as determined by the Custodian. Investments in registered investment companies (mutual funds) are valued based on quoted market prices in an active market. Investments in employer common stock are valued at the closing market price on the last business day of the Plan's fiscal year.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.

                     SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                                  -----------------

3.   TAX STATUS:

     The Plan is designed to constitute a qualified plan under section 401(k) of the Internal Revenue Code. The Plan obtained its latest determination letter dated January 5, 1996 in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code.

4.   PLAN INVESTMENTS:

     Participants in the Plan have the opportunity to choose from among eight different investment options for direction of their contributions. Following is an analysis of activity within each investment alternative during the years ended December 31, 1997, 1996 and 1995.

                                                    AIT SHORT     DREYFUS       FIDELITY
                                                   TERM INCOME   GOVERNMENT      GROWTH
                                                       FUND      BOND FUND     INCOME FUND
                                                   -----------   ----------    -----------
     Balance at January 1, 1997                     $  197,505   $  168,709     $  529,476

     Additions to net assets attributable to:
       Investment income:
         Interest and/or dividends                       1,035          235          5,354
         Net appreciation in fair
           value of investments                         10,430       11,182        182,718
                                                    ----------   ----------     ----------
              Total investment income                   11,465       11,417        188,072
                                                    ----------   ----------     ----------
     Contributions:
       Employer                                          9,527        8,770         28,100
       Employee                                         37,752       37,735        142,525
                                                    ----------   ----------     ----------
              Total contributions                       47,279       46,505        170,625
                                                    ----------   ----------     ----------
                Total additions                         58,744       57,922        358,697

     Deductions from net assets attributable to:
       Benefits to participants                         27,066        7,714         28,515
       Administrative expenses                               -            -              -
                                                    ----------   ----------     ----------
              Total deductions                          27,066        7,714         28,515

     Interfund transfers                               (63,262)      (6,468)        43,406
                                                    ----------   ----------     ----------
     Balance at December 31, 1997                   $  165,921   $  212,449     $  903,064
                                                    ----------   ----------     ----------
                                                    ----------   ----------     ----------

                     SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                                  -----------------


4.   PLAN INVESTMENTS, CONTINUED:

                                                          FIDELITY
                                                         SPARTAN US       FIDELITY          PBHG
                                                        EQUITY INDEX      PURITAN          GROWTH
                                                            FUND            FUND            FUND
                                                        ------------     ----------      ----------
     Balance at January 1, 1997                          $        -      $  485,684      $  718,731

     Additions to net assets attributable to:
     Investment income:
     Interest and/or dividends                                  391           3,272           6,616
     Net appreciation in fair
       value of investments                                   7,547         112,164         (18,150)
                                                        ------------     ----------      ----------
          Total investment income                             7,938         115,436         (11,534)
                                                        ------------     ----------      ----------
     Contributions:
       Employer                                               5,263          20,732          27,866
       Employee                                              16,488         115,891         142,184
                                                        ------------     ----------      ----------
          Total contributions                                21,751         136,623         170,050
                                                        ------------     ----------      ----------
            Total additions                                  29,689         252,059         158,516

     Deductions from net assets attributable to:
       Benefits to participants                                 110          23,799          27,919
       Administrative                                             -               -               -
                                                        ------------     ----------      ----------
          Total deductions                                      110          23,799          27,919

     Interfund transfers                                     49,402         (42,937)       (175,597)
                                                        ------------     ----------      ----------
     Balance at December 31, 1997                        $   78,981      $  671,007      $  673,731
                                                        ------------     ----------      ----------
                                                        ------------     ----------      ----------

                     SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                                  -----------------


4.   PLAN INVESTMENTS, CONTINUED:

                                                        WARBURG
                                                         PINCUS
                                                       INTERNAT'L     RECEIVABLES/
                                                       EQUITY FUND       OTHER            TOTAL
                                                       -----------    ------------     ----------
     Balance at January 1, 1997                        $  334,739      $1,306,360      $3,741,204

     Additions to net assets attributable to:
     Investment income:
       Interest and/or dividends                            2,358           6,387          25,648
       Net appreciation in fair
         value of investments                             (15,526)      1,261,924       1,552,289
                                                       ----------      ----------      ----------
          Total investment income                         (13,168)      1,268,311       1,577,937
                                                       ----------      ----------      ----------
     Contributions:
       Employer                                            13,248          99,312         212,818
       Employee                                            69,508         154,104         716,187
                                                       ----------      ----------      ----------
          Total contributions                              82,756         253,416         929,005
                                                       ----------      ----------      ----------
            Total additions                                69,588       1,521,727       2,506,942

     Deductions from net assets attributable to:
       Benefits to participants                            15,730          84,726         215,579
       Administrative expenses                                  -             233             233
                                                       ----------      ----------      ----------
          Total deductions                                 15,730          84,959         215,812
     Interfund transfers                                  (66,529)        261,985               -
                                                       ----------      ----------      ----------
     Balance at December 31, 1997                      $  322,068      $3,005,113      $6,032,334
                                                       ----------      ----------      ----------
                                                       ----------      ----------      ----------

                     SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                                  -----------------


4.   PLAN INVESTMENTS, CONTINUED:

                                                       AMERICAN       DREYFUS
                                                      INDUSTRIES       SHORT-         FIDELITY
                                                     TRUST SHORT    INTERMEDIATE       GROWTH
                                                     TERM INCOME     GOVERNMENT        INCOME
                                                         FUND        BOND FUND          FUND
                                                     -----------    ------------    -----------
     Balance at January 1, 1996                       $        -      $        -     $        -

     Additions to net assets attributable to:
       Investment income:
         Interest and/or dividends                         1,645           1,136            375
         Net appreciation in fair
           value of investments                            7,403           6,665          1,901
                                                      ----------      ----------     ----------
              Total investment income                      9,048           7,801          2,276
                                                      ----------      ----------     ----------
     Contributions:
       Employer                                            5,858           8,731          7,243
       Employee                                           39,594          29,959         12,691
                                                      ----------      ----------     ----------
              Total contributions                         45,452          38,690         19,934
                                                      ----------      ----------     ----------
                Total additions                           54,500          46,491         22,210

     Deductions from net assets attributable to:
       Benefits to participants                              655          11,040             68
       Administrative expenses                              -               -              -
                                                      ----------      ----------     ----------
              Total deductions                               655          11,040             68

     Interfund transfers                                 143,660         133,258        507,334
                                                      ----------      ----------     ----------
     Balance at December 31, 1996                     $  197,505      $  168,709     $  529,476
                                                      ----------      ----------     ----------
                                                      ----------      ----------     ----------

                 SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                             --------------------

4.   PLAN INVESTMENTS, CONTINUED:

                                                           FEDERATED                         NEUBERGER
                                                            CAPITAL           FIDELITY        & BERMAN       PBHG
                                                          PRESERVATION        PURITAN        LTD. MAT.      GROWTH
                                                              FUND              FUND         BOND FUND       FUND
                                                          ------------       ---------       ---------     --------
     Balance at January 1, 1996                             $ 151,818        $ 339,428       $ 155,782     $490,040

     Additions to net assets attributable to:
       Investment income:
         Interest and/or dividends                                162            3,933             106        4,502
         Net appreciation in fair
           value of investments                                 2,235           58,865          (1,274)      41,804
                                                            ---------        ---------       ---------     --------

             Total investment income                            2,397           62,798          (1,168)      46,306
                                                            ---------        ---------       ---------     --------

     Contributions:
       Employer                                                  -               9,814            -           7,924
       Employee                                                 6,444          110,924           9,127      256,404
                                                            ---------        ---------       ---------     --------

          Total contributions                                   6,444          120,738           9,127      264,328
                                                            ---------        ---------       ---------     --------

            Total additions                                     8,841          183,536           7,959      310,634

     Deductions from net assets attributable to:
       Benefits to participants                                 3,240            9,281            -          13,094
       Administrative expenses                                   -                -               -            -
                                                            ---------        ---------       ---------     --------

          Total deductions                                      3,240            9,281            -          13,094

     Interfund transfers                                     (157,419)         (27,999)       (163,741)     (68,849)
                                                            ---------        ---------       ---------     --------

     Balance at December 31, 1996                           $    -           $ 485,684       $    -        $718,731
                                                            ---------        ---------       ---------     --------
                                                            ---------        ---------       ---------     --------

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                             --------------------

4.   PLAN INVESTMENTS, CONTINUED:

                                                             WARBURG          WARBURG
                                                             PINCUS            PINCUS
                                                             GROWTH &         INTERNAT'L     RECEIVABLES/
                                                            INC. FUND        EQUITY FUND        OTHER              TOTAL
                                                            ---------        -----------     ------------        ----------
     Balance at January 1, 1996                             $ 428,461         $223,113        $  648,107         $2,436,749

     Additions to net assets attributable to:
     Investment income:
       Interest and/or dividends                                3,500            2,933              -                18,292
       Net appreciation in fair
         value of investments                                   9,224           26,065           318,823            471,711
                                                            ---------         --------        ----------         ----------

          Total investment income                              12,724           28,998           318,823            490,003
                                                            ---------         --------        ----------         ----------

     Contributions:
       Employer                                                 2,325            5,074           128,632            175,601
       Employee                                               128,787           61,076            51,299            706,305
                                                            ---------         --------        ----------         ----------

          Total contributions                                 131,112           66,150           179,931            881,906
                                                            ---------         --------        ----------         ----------

            Total additions                                   143,836           95,148           498,754          1,371,909

     Deductions from net assets attributable to:
       Benefits to participants                                14,685              518            14,493             67,074
       Administrative expenses                                   -                -                  380                380
                                                            ---------         --------        ----------         ----------

          Total deductions                                     14,685              518            14,873             67,454

     Interfund transfers                                     (557,612)          16,996           174,372               -
                                                            ---------         --------        ----------         ----------

     Balance at December 31, 1996                           $    -            $334,739        $1,306,360         $3,741,204
                                                            ---------         --------        ----------         ----------
                                                            ---------         --------        ----------         ----------

                 SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

4.   PLAN INVESTMENTS, CONTINUED:

                                                  FEDERATED                 NEUBERGER
                                                   CAPITAL      FIDELITY    & BERMAN        PBHG
                                                PRESERVATION    PURITAN     LTD. MAT.      GROWTH
                                                    FUND          FUND      BOND FUND       FUND
                                                ------------    --------    ---------      ------
Balance at January 1, 1995                       $    -         $    -       $    -        $    -

Additions to net assets attributable to:
  Investment income:
    Interest and/or dividends                      20,359          8,899        5,554           -
    Net appreciation in fair
      value of investments                            -           26,989       10,636       124,776
                                                 --------       --------     --------      --------

        Total investment income                    20,359         35,888       16,190       124,776

  Contributions:
    Employer                                          -              -            -             -
    Employee                                       42,308         83,579       30,757        90,413
                                                 --------       --------     --------      --------

        Total contributions                        42,308         83,579       30,757        90,413
                                                 --------       --------     --------      --------

          Total additions                          62,667        119,467       46,947       215,189

Deductions from net assets attributable to:
  Benefits to participants                         75,280          3,629        3,238         3,015
  Administrative expenses                             -              -            -             -
                                                 --------       --------     --------      --------

     Total deductions                              75,280          3,629        3,238         3,015

Interfund transfers                               164,431        223,590      112,073       277,866
                                                 --------       --------     --------      --------

Balance at December 31, 1995                     $151,818       $339,428     $155,782      $490,040
                                                 --------       --------     --------      --------
                                                 --------       --------     --------      --------

                 SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

4.   PLAN INVESTMENTS, CONTINUED:

                                                  WARBURG       WARBURG
                                                  PINCUS         PINCUS
                                                 GROWTH &      INTERNAT'L    RECEIVABLES/
                                                INC. FUND     EQUITY FUND        OTHER         TOTAL
                                                ---------     -----------    ------------    ----------
Balance at January 1, 1995                       $    -         $    -        $1,575,829     $1,575,829

Additions to net assets attributable to:
Investment income:
  Interest and/or dividends                         3,742          6,714          10,523         55,791
  Net appreciation in fair
    value of investments                           20,603         21,991         145,053        350,048
                                                 --------       --------      ----------     ----------
     Total investment income                       24,345         28,705         155,576        405,839

Contributions:
  Employer                                           -              -            156,466        156,466
  Employee                                         96,112         50,937            -           394,106
                                                 --------       --------      ----------     ----------

     Total contributions                           96,112         50,937         156,466        550,572
                                                 --------       --------      ----------     ----------

       Total additions                            120,457         79,642         312,042        956,411

Deductions from net assets attributable to:
  Benefits to participants                          1,174          2,496           6,592         95,424
  Administrative expenses                            -              -                 67             67
                                                 --------       --------      ----------     ----------

     Total deductions                               1,174          2,496           6,659         95,491

Interfund transfers                               309,178        145,967      (1,233,105)           -
                                                 --------       --------      ----------     ----------

Balance at December 31, 1995                     $428,461       $223,113      $  648,107     $2,436,749
                                                 --------       --------      ----------     ----------
                                                 --------       --------      ----------     ----------

                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

5.   SUBSEQUENT EVENTS

     On January 1, 1998 the Pinemont Bank Employee Savings Plan (the "Pinemont Plan") was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of January 1, 1998, at their balances as previously carried in the accounts of the Pinemont Plan. The total amount of net assets available for benefits transferred on January 1, 1998 was $1,918,451.

                     SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  DECEMBER 31, 1997

                                                      NUMBER                      MARKET
DESCRIPTION                                         OF SHARES        COST          VALUE
-----------                                        ----------     ----------    ----------
Common stocks                                      84,925.000     $1,078,355    $2,646,996

Money market funds                                 22,073.340         22,073        22,073

Shares of registered investment
 companies:

  American Industries Trust Short
   Term Income Fund                                165,921.33        165,921       165,921

  Fidelity Puritan Fund                            34,623.709        606,323       671,007

  Dreyfus Short-Intermediate
   Government Bond Fund                            19,598.582        213,077       212,449

  PBHG Growth Fund                                 26,535.297        617,281       673,731

  Fidelity Growth and Income Fund                  23,702.459        778,684       903,064

  Fidelity Spartan U.S. Equity Index                 2,257.89         75,059        78,981

  Warburg Pincus International
   Equity Fund                                     18,934.037        372,306       322,068
                                                                  ----------    ----------
    Total investment in shares
     of registered investment
     companies                                                     2,828,651     3,027,221
                                                                  ----------    ----------
      Total assets held for
       investment purposes                                        $3,929,079    $5,696,290
                                                                  ----------    ----------
                                                                  ----------    ----------
Loans to participants bearing
 interest at rates ranging
 from 7.0% to 10.0%                                               $       -     $  309,408
                                                                  ----------    ----------
                                                                  ----------    ----------

                 SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                              DECEMBER 31, 1997

                                                                                        PURCHASE/        MARKET           NET
                                                         NUMBER OF       NUMBER           SALES          VALUE/           GAIN
DESCRIPTION OF ASSET                                   TRANSACTIONS     OF SHARES         PRICE           COST           (LOSS)
--------------------                                   ------------    -----------      ---------        -------        -------
PURCHASES

  Common stock                                              47          24,012.000       632,259         632,259

  American Industries Trust Short Term Income Fund          31         167,831.920       167,832         167,832

  Fidelity Spartan US Equity Index                          56           3,637.828       118,748         118,748

  Fidelity Puritan Fund                                    106          17,414.244       329,270         329,270

  Dreyfus Short-Intermediate Government Bond Fund           60           5,690.966        61,462          61,462

  PBHG Growth Fund                                         102          12,664.499       309,372         309,372

  Fidelity Growth and Income Fund                          119          13,222.938       459,156         459,156

  Warburg Pincus Growth and Income Fund                      4           1,308.450        20,203          20,203

  Warburg Pincus International Equity Fund                  88           9,776.187       198,478         198,478

SALES

  Common Stock                                              57          10,097.000       245,887          95,674        150,213

  American Industries Trust Short Term Income Fund          55         244,664.130       244,664         244,664              -

  Fidelity Spartan US Equity Index                          14           1,379.938        46,285          43,689          2,596

  Fidelity Puritan Fund                                     95          10,962.435       204,802         184,559         20,243

  Dreyfus Short-Intermediate Government Bond Fund           30           1,612.984        17,398          17,563           (165)

  PBHG Growth Fund                                         103          13,488.577       337,032         307,361         29,671

  Warburg Pincus Growth and Income Fund                      3           1,308.450        20,375          20,203            172

  Fidelity Growth and Income Fund                           90           6,750.418       230,173         212,410         17,763

  Warburg Pincus International Equity Fund                  70           6,904.475       149,523         135,470         14,053

                                    SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN


Date:  June 26, 1998             /s/  ANTHONY TORENTINOS
                                 -------------------------------------------
                                      Anthony Torentinos
                                      Plan Administrator

                                  INDEX TO EXHIBITS

 NO.                     EXHIBITS
----                     --------
23.1    Consent of Ham, Langston & Brezina, L.L.P.